SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: December 12, 2002

ALBERTA ENERGY COMPANY LTD.

(Translation of registrant’s name into English)

1800, 855 – 2nd Street S.W. PO Box 2850
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A     .

SIGNATURES
Form 6-K Exhibit Index
Exhibit 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD. (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: December 12, 2002

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated December 12, 2002: “EnCana and AEC Plan Amalgamation”